Mail Stop 4561

September 21, 2009

Mr. Tom W. Olofson
Chairman of the Board and Chief Executive Officer
Epiq Systems, Inc.
501 Kansas Avenue
Kansas City, KS 66105-1300

> **Re:** **Epiq Systems, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2008**
> **Filed March 4, 2009**
> **File No. 000-22081**

Dear Mr. Olofson:

We have reviewed your response letter dated August 5, 2009 in connection with the above-referenced filing and have the following comments. If indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may raise additional comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated July 22, 2009.

Form 10-K for the Fiscal Year Ended December 31, 2008

Item 1A. Risk Factors

"We rely on third-party hardware and software . . . ," page 9

1. We note the detail provided in your response to prior comment 3 on the nature of your license agreements with third party suppliers. Please consider revising your future filings to incorporate some of this detail as it might be helpful to investors in understanding the importance of these licenses to your business.

Item 11. Executive Compensation (Incorporated by Reference from Definitive Proxy Statement filed on April 24, 2009)

Compensation Discussion and Analysis

Annual Cash and Equity Incentive and Discretionary Awards, page 9

2.   Reference is made to prior comment 9. You state that you reduced the 2008 payout pool to $2,092,000, however your summary compensation table indicates that $2,300,000 was paid in compensation to these three executives. Please advise.

3.   Further, in response to prior comment 9, you state that you will include in future filings information on how achievement of your financial objectives translates into funding the total incentive payout pool for your "executive management," but only "if the incentive payout amount is reduced below eligible funding." We believe that this information would be insightful for investors in understanding your compensation at whatever level awarded. Please include such an analysis in future filings.

Item 13. Certain Relationships and Related Transactions, and Director Independence (Incorporated by Reference from Definitive Proxy Statement filed on April 24, 2009), page 22

4.   Your response to prior comment 12 discloses in further detail how compensation paid to immediate family members of directors and executive officers is approved. We note that this should be included in future filings. However, you do not thereafter disclose any policy or procedure for the review of any other type of transaction required to be disclosed under Item 404(a), which includes any transaction (as defined in Instruction 2 to the Instructions to Item 404(a)) in the amount over $120,000, whether it be compensatory or not, between the company and any related person (as defined in Instruction 1 to the Instructions to Item 404(a)). Please provide disclosure consistent with Item 404(b) of Regulation S-K in future filings.

* * * * * * *

        Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. If you amend your filing(s), you may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter that keys your response to our comments and provides any requested information. Detailed cover letters greatly facilitate our review.

Please understand that we may have additional comments after reviewing any amendment and your response to our comments.

   You may contact Ryan Rohn, Staff Accountant, at (202) 551-3739, or Melissa Walsh, Senior Staff Accountant, at (202) 551-3224 if you have any questions regarding comments on the financial statements and related matters. Please address questions regarding all other comments to Kevin Dougherty, Staff Attorney, at (202) 551-3271 or Barbara Jacobs, Assistant Director, at (202) 551-3730. If you need further assistance, you may contact me at (202) 551-3730.

        Sincerely,

        Stephen Krikorian
        Accounting Branch Chief